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March 10, 2021

VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-6010

Attention:   Michael Foland
Jan Woo

Re:       Kaltura, Inc.
Registration Statement on Form S-1
Filed March 1, 2021
CIK No. 0001432133

Ladies and Gentlemen:

On behalf of Kaltura, Inc. (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the Securities and Exchange Commission (the “Commission”) on December 18, 2020 (in the form initially filed with the Commission on March 1, 2021, the “Registration Statement”), we submit this letter to the staff of the Commission (the “Staff”) in order to provide certain supplemental information to enable the Staff to complete its review of the Company’s pricing and fair value determinations with respect to the Company’s stock-based compensation awards. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter. Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in the Registration Statement.

March 10, 2021 Page 2

Preliminary IPO Price Range

We advise the Staff that the Company currently anticipates that it will include a price range in its preliminary prospectus for the proposed initial public offering (the “IPO”) that will be between $72.00 and $94.50 per share (the “Preliminary Price Range”), with an estimated midpoint of $83.25 per share (the “Midpoint”). The Company plans to effect a 1-for-4.5 forward stock split in connection with the IPO, which will be reflected in the filing of a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus (the “Stock Split”); however, the share numbers and stock prices set forth in this letter, including the Preliminary Price Range and Midpoint, do not reflect the Stock Split and are all set forth on a pre-split basis.

The Preliminary Price Range has been determined based, in part, upon current market conditions and the formal input received from the lead underwriters of the IPO, including in discussions that took place on March 5, 2021 among the Company’s Board of Directors (the “Board”), senior management of the Company and representatives of Goldman Sachs & Co. LLC and BofA Securities, Inc., the lead underwriters of the IPO. Prior to March 5, 2021, the Board and senior management of the Company had not together held formal discussions with the underwriters regarding a price range for the IPO. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock (“Common Stock”) and assumes a successful IPO in March or April of 2021, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold to a third party.

The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement (the “Bona Fide Price Range”) prior to the distribution of any preliminary prospectus, but the parameters of the Bona Fide Price Range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business and market developments affecting the Company. The spread within the Bona Fide Price Range will be no more than 20% (based on the top end of the Bona Fide Price Range). The Company expects to include the Bona Fide Price Range in a pre-effective amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as March 22, 2021.
Fair Value Determinations
Given the absence of an active market for the Common Stock, the Board was required to estimate the fair value of the Common Stock at the time of each equity-based award based upon several factors, including the Board’s consideration of input from management and contemporaneous third-party valuations.
We supplementally advise the Staff that, as described on pages 105 through 107 of the Registration Statement, the Board has considered a variety of factors in determining the fair value of the Common Stock for purposes of granting stock options to date. In valuing the Common Stock, the Board first determined the enterprise value of the Company using valuation methods it deemed appropriate under the circumstances applicable at each valuation date, including combinations of market and income approaches with input from management, and considering valuations provided by an independent third-party valuation firm.

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March 10, 2021 Page 3

Market Approach – Guideline Public Companies Method

The market approach used by the Company estimates the enterprise value of the Company based on a comparison of the Company to public companies with similar enterprises (the “Peer Group”), also known as the guideline public companies method (the “GPC”). The GPC method estimates enterprise value by applying a representative revenue-to-price multiple from the identified Peer Group to the Company’s forecasted revenue. The Company’s Peer Group was selected based on operational and economic similarities to the Company, and factors considered included, but were not limited to, industry, business model, growth rates, customer base, capitalization, size, profitability, and stage of development. The Company regularly assessed the set of comparable companies as new or more relevant information became available.

Income Approach

The income approach used by the Company estimates the enterprise value of the Company based on the estimated future cash flows that the Company will generate according to prospective financial information provided by management. These future cash flows are discounted to their present values using a discount rate that is developed using the Capital Asset Pricing Model and adjusted to reflect the appropriate risk of investing in the Company given its current stage of development (expansion stage). The discount rate was compared for consistency with market-based returns expected by venture-capital investors. The projected revenues and expenses used in the income approach were based upon what the Company’s management was expecting the Company to generate over the plan period. Management also provided cash flow information for the plan period. The projections incorporated the Company’s expected tax expenses, depreciation and amortization, capital expenditures and expected working capital needs. The terminal value was determined by applying a multiple to the final forecast year’s revenue. That multiple was consistent with the multiple used in the GPC analysis.
Allocating Enterprise Value to Each Equity Ownership Class
Once an enterprise value was determined, the Company used a hybrid of the following methods to allocate such value to each of its classes of stock: (1) the option pricing model (“OPM”) and (2) a probability weighted expected return method (“PWERM”).

OPM

The OPM treats common stock and preferred stock as call options on a business, with exercise prices based on the liquidation preferences, participation rights and exercise prices of the equity instruments. The common stock only has value if the funds available for distribution to the holders of common stock exceed the value of the liquidation preference of the preferred stock at the time of a liquidity event, such as a merger, sale, or IPO, assuming the business has funds available to make a liquidation preference meaningful and collectible by stockholders. The common stock is modeled as a call option with a claim on the business at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option pricing model to price the call option.

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March 10, 2021 Page 4

PWERM

Under the PWERM, the value of a company’s common stock is estimated based upon an analysis of future values for the entire enterprise assuming various scenarios for a final outcome. For each of the various scenarios, an enterprise value is estimated and the rights and preferences for each stockholder class are considered to allocate the enterprise value to common shares. The common stock value is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. The resulting common stock value is then multiplied by an estimated probability for each scenario. The probability and timing of each scenario are based on discussions between the Board and management. The scenarios for the Company consist of (i) an IPO at a valuation high enough to assume that all preferred shares would convert into common stock and (ii) a sale of the Company with all preferred shares receiving their guaranteed liquidation preferences.

The Company commenced preparation for an IPO in November 2020, selecting the lead underwriters and holding an organizational meeting for the IPO in mid November 2020. Accordingly, the Company used a PWERM for the November 2020 valuation.
Discount for Lack of Marketability
After the enterprise value is determined and allocated to the various classes of securities, a discount for lack of marketability (“DLOM”) is applied to the estimated fair value of the Common Stock. A DLOM is applied based on the theory that a stockholder of a private company has limited opportunities to sell their stock since they do not have access to trading markets similar to those enjoyed by stockholders of public companies and any such sale would involve significant transaction costs thereby reducing overall fair market value. In determining a DLOM, consideration was given to uncertainties around future exits, the industry in which the Company participates, the time to value realization and the stage of development of the Company.

In determining the fair value of the Common Stock, the Company also generally considers any completed secondary transactions involving the Company’s capital stock. During the years ended December 31, 2019 and 2020, there were no secondary transactions involving the Company’s capital stock.

Stock Option Grants

The Company has not made any stock option grants during the period starting January 1, 2021 through the date of this letter and does not expect to make any additional stock option grants prior to the IPO. A summary of the Company’s stock option grants for the period starting January 1, 2020 through December 31, 2020 was previously provided to the Staff in response to Comment 10 of the comment letter to the Registration Statement received on January 14, 2021 from the Staff.

No single event caused the valuation of the Common Stock to fluctuate. Instead, a combination of Company-specific factors, including the Company’s growth, progress toward an IPO, more certainty around the Company’s business and financial position as well as external market factors, led to changes in the fair value of the underlying Common Stock.
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March 10, 2021 Page 5

Additional Considerations
In addition to the analysis described above, the Company also submits that the Common Stock fair valuation determinations described above are reasonable due to:
(i)the Preliminary Price Range assuming that the IPO has occurred and a public market for the Common Stock has been created, and therefore excludes any marketability or illiquidity discount for the Common Stock, which was appropriately taken into account in the Board’s historical fair value determinations;
(ii)the differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company’s management, which assume a successful IPO with no weighting attributed to any other outcome, compared to the valuation methodologies, assumptions and inputs used in the historical valuations considered by the Board;
(iii)the selection of comparable companies based on a wide range of relevant criteria, including long term risk and individual company performance, that, in the Board’s view, best reflect marketplace participant assumptions about an investment in the Common Stock;
(iv)the volatility in the macroeconomic environment and the capital markets in 2020 and 2021 due, in part, to COVID-19;
(v)the consideration given to the potential cash proceeds from a successful IPO in determining the total equity value that is allocated to each equity class, including Common Stock;
(vi)the time value of money taking into account the expected timing of the IPO and potential delays in that timing;
(vii)the recent growth in the equity capital markets and increasing valuations of cloud software stocks, particularly for companies offering similar video experiences as the Company;
(viii)the possibility that the actual offering price could be lower than the Preliminary Price Range; and
(ix)the lock-up period to which certain of the shares underlying stock options will be subject after the IPO.
Conclusion

As such, taking into account all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company also believes that the fair values determined by the Board for the Common Stock underlying each stock option grant are appropriate and demonstrate the Board’s consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants, including those grants made since January 1, 2020 to date.
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March 10, 2021 Page 6

The Company advises the Staff that, following this date, the Company intends to use either the Midpoint or, following the date in which it is communicated by the underwriters, the midpoint of the Bona Fide Price Range, to value, for accounting purposes, any additional stock options granted until the time that there is a public market for its Common Stock.
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March 10, 2021 Page 7

Please do not hesitate to contact me by telephone at (212) 906-1623 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Benjamin J. Cohen

Benjamin J. Cohen
of LATHAM & WATKINS LLP
cc:        (via email)
Ron Yekutiel, Chairman and Chief Executive Officer, Kaltura, Inc.
Yaron Garmazi, Chief Financial Officer, Kaltura, Inc.
Michal Tsur, President, Chief Marketing Officer and General Manager, Technology Sector, Kaltura, Inc.
Byron Kahr, Esq., General Counsel, Kaltura, Inc.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Joshua G. Kiernan, Esq., Latham & Watkins LLP
Nitzan Hirsch-Falk, H-F & Co.
Yuval Oren, H-F & Co.
Michael Kaplan, Esq., Davis Polk & Wardwell LLP
Emily Roberts, Esq., Davis Polk & Wardwell LLP
Shachar Hadar, Meitar | Law Offices
Elad Ziv, Meitar | Law Offices
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